Senmiao Technology Limited

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People’s Republic of China 610000

VIA EDGAR

October 6, 2017

Michael Clampitt

Staff Attorney

Office of Financial Services

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Senmiao Technology Limited

Draft Registration Statement on Form S-1

Submitted July 25, 2017

CIK No. 0001711012

Dear Mr. Clampitt,

Senmiao Technology Limited, a Nevada Corporation, (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 17, 2017, regarding the Company’s Draft Registration Statement on Form S-1previously submitted for the Staff’s confidential review on July 25, 2017.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amended Registration Statement”), to be filed contemporaneously with the submission of this letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that, as of the date hereof, no written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). We will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary

2.	Please disclose your net losses for the past two fiscal years and that you do not expect to generate sufficient cash flows from operating activities to meet anticipated working capital requirements and capital expenditures for the next 12 months and that you expect to fund operations using stockholder loans.

In response to the Staff’s comment, we have added such disclosure on page 1 of the Amended Registration Statement.

Our Company

Competitive Strengths, page 3

3.	Please identify your competitors with online lending platforms operating in Sichuan province.

In response to the Staff’s comment, we have added the disclosures on pages 2 and 67 of the Amended Registration Statement.

4.	We note the statement here and on page 60 about your “leading position as an online lending platform for the direct selling industry.” We also note that Senmiao seems to have only one relationship with a direct seller. Please advise of the basis for this statement and clarify whether this is a statement about your present position in the marketplace or a future hope. If it refers to your present market position, advise how this is measured.

We respectfully advise the Staff that the Company has not established its leading position yet but is aiming to position itself as a leading online lending platform servicing the direct selling industry. We have revised our prospectus to disclose such fact.

5.	We note disclosure on page 3 that you have partnered with Resgreen Group to jointly promote your products and services to their business partners and members and that since March 2017 through June 2017 you have acquired 2,700 new users through referrals. We also note disclosure on page 8 that you have entered into a cooperation framework agreement with Resgreen Group. Please revise your filing to explain in further detail the material terms of the cooperation framework agreement including your contractual obligations. Additionally, here or elsewhere expand disclosure on your relationship with Resgreen to clarify how the relationship functions and produces business and revenues for Senmiao. Lastly, please disclose if you have any other formal or informal agreements with individuals or entities such as lending institutions to refer borrowers to your platform.

In response to the Staff’s comment, we have added the disclosure on page 62 of the Amended Registration Statement.

Risk Factors

6.	We note disclosure of the material weaknesses identified in your internal control over financial reporting as disclosed on page 16. Please revise your filing to disclose how you plan to remedy these material weaknesses.

In response to the Staff’s comment, we have added disclosures relating to our plan to remedy material weaknesses identified in our prospectus to page 17 of the Amended Registration Statement.

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment, page 22

7.	Please also include the related risk of a drop in your stock price.

In response to the Staff’s comment, we have revised this risk factor as well as risk factor on page 43 of the Amended Registration Statement to address potential declines in our stock price resulting from uncertainties in PRC regulatory framework of our variable interest entity arrangements.

Risks Related to Doing Business in China, page 25

8.	We note your risk factor disclosure regarding the risks of doing business in China. Please revise to specifically discuss your ability to transfer cash between entities, across borders, and to U.S. investors.

We respectfully advise the Staff that the risk factors on pages 35 to 37 specifically address risks relating to our ability to transfer cash between entities, across borders and to U.S. investors.

We rely on dividends and other distributions on equity paid by PRC subsidiary…, page 34

9.	Please expand to discuss the recent capital control measures implemented by the People's Bank of China as well as their impact on the Company and its subsidiaries. In addition, disclose whether any dividends can be currently paid based on the financial condition of the PRC subsidiary. Finally, disclose here and elsewhere the Company's current intention of paying dividends if the PRC subsidiary becomes profitable.

As advised by Yuan Tai Law Offices, our PRC legal counsel, we do not believe that recent capital control measures implemented by the People’s Bank of China would have material impact on our business operations or our PRC subsidiary’s ability to pay dividends given the scope and legislative intent of these regulations.

We have revised the prospectus to disclose that our PRC subsidiary is currently unable to pay any dividends based on its financial condition. We respectfully advise the Staff that, as disclosed in the “Dividend Policy” section of our prospectus, we do not anticipate paying any cash dividends in the foreseeable future and we intend to retain all of our earnings, if any, to finance our growth and operations and to fund further expansion of our business.

You must rely on the judgment of our management as to the use of the net…, page 43

10.	Please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.

In response to the Staff’s comment, we have revised the risk factor to disclose our current capital position and expected capital position after the proposed offering.

Use of Proceeds, page 47

11.	Revise to disclose if any of the proceeds will be downstreamed to any other entity. If so, please describe. In addition, clarify what you mean by “expansion”. In this regard, if there are any plans, arrangements or understandings to expand, describe here or elsewhere more fully.

In response to the Staff’s comment, we have revised the prospectus to disclose that 85% of the proceeds from this offering will be downstreamed to our Variable Interest Entity. We have also removed references to “expansion” and specified that we plan to use proceeds from this offering on business development, technology development, new hires and general corporate purposes.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 51

12.	We note that you have 21,183 registered users and a total of 3,302 investors, 363 borrowers and two creditors had participated in loan transactions through your platform. Please revise to describe how registered users interact with your lending platform and additional information regarding how registered users impact your business and financial results.

In response to the Staff’s comment, we have added the following disclosure on pages 53 and 62 of the Amended Registration Statement.

13.	We note disclosure on page 63 that during the second quarter of 2017 you signed cooperation agreements with two Credit Partners pursuant to which, an aggregate of 275 loans totaling approximately RMB 65.43 million (U.S. $9.66 million) were assigned to investors through your platform. We also note disclosure on page two that since the acquisition of the platform in September 2016 through June 30, 2017 you have successfully facilitated loans representing an aggregate value of over RMB 111 million (U.S. $16.4 million). Please revise your MD&A and other relevant sections of your filing (i.e. risk factors, financial statement footnotes) to identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to customers, investors or credit partners, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results on business. Refer to Item 303 of Regulation S-K for guidance.

In response to the Staff’s comment, we have added the following disclosures to the Management’s Discussion and Analysis section:

“Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider, and results for each quarter since our acquisition of the Aihongsen platform are set forth in the table below.

	Quarter Ended December 31, 2016	Quarter Ended March 31, 2017	Quarter Ended June 30, 2017
Loan Amount (Standard Loan)	$4,004,594	$587,885	$5,714,257
Loan Amount (Assignment of Loan)	0	0	$3,100,300
Number of Investors	355	230	383
Number of Borrowers	140	26	160
Average Investment Amount	$11,281	$2,555	$23,013
Average Borrowing Amount	$28,606	$22,615	$55,091

Based on the data above, we do not believe that our business operation or financial position is heavily reliant upon any borrower, investor or creditor partner. In terms of loan amount and the number of loans facilitated, there has not been any significant concentration on any borrower, investor, creditor partner or any group of borrowers, investors or credit partners.”

14.	Revise to file the purchase agreement for the September 25, 2016 acquisition and the sales agreement for your interest in Zhingi Yinfeng as Exhibits. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we have filed the Internet Financial Platform Transfer Agreement and the Supplementary Internet Financial Platform Transfer Agreement with Zhongyi Yinfeng as Exhibit 10.8 and 10.9, respectively, to the Amended Registration Statement.

Key Factors Affecting Our Results of Operations, page 52

15.	Please revise to disclose in a tabular format the revenues generated from borrowers, credit partners and investors for each quarter.

In response to the Staff’s comment, we have added tables to the Management’s Discussion and Analysis – Results of operations.

16.	We note disclosure that in order to achieve and maintain growth of your platform, you must continuously increase the volume of loan transactions by retaining current participants and attracting more users. Please disclose the following as it relates to your investors:

•	the reinvestment rate of existing investors;
•	the number of new investors that made an investment during the quarter;
•	the total number of investors that made an investment during the quarter; and
•	the average loan amount and average number of total loans held by each investor.

In response to the Staff’s comment, we have added the following table on page 55 of the Amended Registration Statement to disclose the above metrics for each quarter since we acquired the Aihongsen platform:

Quarter Ended	Reinvestment of Existing Investors	Number of New Investors	Total Number of Investors	Average Loan Amount of Each Investor	Average Number of Total Loans Held By Each Investor
December 31, 2016	179	4	355	$2,861	2.1
March 31, 2017	152	204	230	$1,861	2.35
June 30, 2017	218	191	383	$4,936	2.2

17.	We note disclosure on page one that from time to time, your management and shareholders have invested in loans through the platform using their personal funds and may continue to do so in the future. Please revise the applicable sections of your filing to disclose for each period presented, the number and amount of loans invested in by management and your shareholders.

In response to the Staff’s comment, we have added the following table on page 56 of the Amended Registration Statement to disclose the above metrics for each quarter since we acquired the Aihongsen platform:

Quarter Ended	Number of Investment	Total Amount of Investment	Average Amount of Investment
December 31, 2016	66	$745,907	$11,212
March 31, 2017	15	$61,484	$4,099
June 30, 2017	34	$263,482	$7,718

18.	As it relates to your borrowers, please disclose the following:

•	the re-borrowing rate of existing borrowers;
•	the number of new borrowers that borrowed money during the quarter;
•	the total number of borrowers that borrowed money during the quarter;
•	the average loan amount for each borrower and amount of loans facilitated on your platform each quarter; and
•	the percentage of loan applications submitted by borrowers that were approved.

Please disclose this information separately for individual, small-to-medium sized enterprises (SMEs), and loans assigned from your Creditor Partners. Also discuss relevant differences between individual, SME borrowers, and Creditor Partners from a financial or strategic perspective.

In response to the Staff’s comment, we have added the table below on page 56 of the Amended Registration Statement to disclose the above listed metrics in connections loans provided to individual borrowers, SMEs and loans assigned from our Creditor Partners.

Applicable Metric		Quarter Ended December 31, 2016	Quarter Ended March 31, 2017	Quarter Ended June 30, 2017
Re-Borrowing	Individuals	5%	29%	25%
Rate of Existing	SMEs	21%	0%	19%
Borrowers	Assigned Loans	0%	0%	0%
Number of New	Individuals	120	5	3
Borrowers	SMEs	11	3	34
	Assigned Loans	0	0	114
Total Number of	Individuals	126	7	4
Borrowers	SMEs	14	3	42
	Assigned Loans	0	0	114
Average Loan	Individuals	$15,525	$21,774	$19,311
Amount of Each	SMEs	$146,321	$145,157	$134,215
Borrower	Assigned Loans	-	-	$27,196
Total Amount of	Individuals	$1,956,601	$171,285	$77,244
Loans	SMEs	$2,048,491	$2,322,509	$5,756,843
	Assigned Loans	-	-	$3,100,507

For each quarter since our acquisition of the Aihongsen platform, percentage of approval is 90% for each type of loans.

Based on our management’s review of the above metrics, we believe that we do not overly rely on one type of borrowers for generating service fee revenue. Although the number of loans to individual borrowers was the highest in each quarter presented, SME loans accounted for the highest percentage in terms of total and average loan amount for such period. As we continue to develop our business, we anticipate that our borrower structure will remain the same.

We started to facilitate assignment of loans from Creditor Partners in the quarter ended June 30, 2017 and assignment of loans accounted for 25% of the total number of loans we facilitated and 34.7% of the total loan amount for the quarter ended June 30, 2017. We don’t anticipate that such percentages will change substantially as we continue to grow.

We have revised our prospectus to include the above referenced analysis.

19.	We note disclosure on page 61 that you have not had any defaulted loans since the acquisition of the platform. Please revise your filing to disclose the delinquency percentage for loans outstanding on your platform at each quarter end disaggregated between those loans to borrowers and loans assigned by Creditor Partners.

Since our acquisition of the Aihongsen platform, there has not been any default in loans facilitated through our platform. We have revised the prospectus to disclose such fact.

20.	Please revise to provide additional metrics in a tabular format related to the collateral securing the loans facilitated. For example, disclose the amount of loans facilitated for each quarter secured by real property and the amount by large tangible assets.

In response to the Staff’s comment, we have added the table below on page 57 of the prospectus disclosing metrics related to the collateral securing loans facilitated our platform for each quarter since our acquisition of the Aihongsen platform:

Quarter Ended	Collateral	Loan Amount
December 31, 2016	0	0
March 31, 2017	Real Estate	$435,471
June 30, 2017	Real Estate	$2,623,371
	Automobile	$548,722

For the quarter ended December 31, 2016, loans facilitated through our platform were not secured by collateral but instead were guaranteed by unaffiliated third parties. We have revised our prospectus to disclose such fact.

21.	Please revise to provide additional metrics related to the guarantees provided on the loans facilitated. For example, disclose the amount of loans facilitated for each quarter that were guaranteed by affiliated or third parties.

In response to the Staff’s comment, we have added the table below on page 57 of the prospectus disclosing metrics related to the guarantees provided on loans facilitated by third party for each quarter since our acquisition of the Aihongsen platform.

Quarter Ended	Guarantee	Loan Amount
December 31, 2016	Unaffiliated Third Party Guarantee	$4,004,799
March 31, 2017	Unaffiliated Third Party Guarantee	$152,415
June 30, 2017	Unaffiliated Third Party Guarantee	$5,762,961

We have also revised the prospectus to disclose that none of the loans facilitated through our platform is guaranteed by an affiliate.

22.	We note disclosure on page 3 that your partnership with Resgreen Group has allowed you to effectively lower your user acquisition costs as compared to traditional acquisition channels. Please revise to disclose your average customer acquisition costs for each quarter and discuss and analyze trends in your average customer acquisition costs.

In response to the Staff’s comment, we have added the following disclosures to the Amended Registration Statement.

“Our management reviews key metrics relating to acquisitions of investors and borrowers and adjust our investor and borrower acquisition strategies accordingly. The average acquisition costs for each quarter since our acquisition of the Aihongsen platform are set forth in the table below.

Quarter Ended	Average Customer Acquisition Cost
December 31, 2016	$13.90
March 31, 2017	$7.98
June 30, 2017	$3.79

We believe that our current acquisition cost is below the average cost of the peer-to-peer lending industry in China. As we continue to grow our borrower and investor base, we anticipate such costs will increase, which may go above industry level if we our customer acquisition strategy turns out to be inefficient under future market condition.”

Business, page 56

23.	Please file as an Exhibit the supplemental agreement to the purchase agreement referred to in the first paragraph on page 57.

In response to the Staff’s comment, we have filed the Supplementary Internet Financial Platform Transfer Agreement with Zhongyi Yinfeng as Exhibit 10.9 to the Amended Registration Statement.

24.	It appears that your business may depend on services provided by key service providers, including third party online payment agents and your banking partner. Revise this section to disclose any critical service providers. Also, please tell us, with a view towards revised disclosure, whether you have contractual arrangements with any of your payment agents and whether, in the view of management, Senmiao would be able to replace any payment agent or other critical service providers if they are no longer able to provide their services.

In response to the Staff’s comment, we have revised the prospectus to disclose that there are no critical service providers other than Guangdong Huaxing Bank. In light of the promulgation by the State Internet Information Office of its Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries which became effective in August 2016, we have ceased to use services of third party payment agents and Guangdong Huaxing Bank became our sole custodian service provider. If we discontinue our business relationship with Guangdong Huaxing Bank, we do not anticipate any material challenges in finding another bank as our alternative custodian service provider.

Our Industry, page 58

25.	For greater balance and context, please revise to discuss recent developments in the peer-to-peer lending industry in China, such as recent lending platform failures, over-leveraging, issues related to the industries' fast growth in relation to regulation and any resulting impact on China's online consumer finance marketplace industry in general, including the regulatory and political climate and response. Make similar revisions to your discussion in the Summary.

In response to the Staff’s comment, we have revised the prospectus to discuss recent developments in the peer-to-peer lending industry in China.

Our Borrowers, page 62

26.	Revise to clarify if the referrals from other lenders were because they were declined credit. In addition, disclose if any referral or other fees are paid.

In response to the Staff’s comment, we have revised the prospectus to disclose that referrals were not made because of declined credit. Instead, these institutions refer borrowers to us if they believe our platform better serves the borrowers’ needs for financing. As of the date hereof, no referral or other fees were paid to these institutions.

Our Users - Our Creditor Partners, page 62

27.	Please revise to disclose if any payments are made to investors during the loan term of assigned loans. If payments are made, please disclose if the payments are received directly from the borrower of the Outside Loan or if the payment is made by the credit partner.

In response to the Staff’s comment, we have revised the prospectus to disclose that borrowers of the Outside Loan make principal and interest payments to investors pursuant to terms of the loans assigned. The creditor partner is not making any payment to the investors in connection with the assigned loans.

28.	Please revise to more clearly describe the rights and obligations obtained when the creditor's rights are assigned and which party (Sichuan Senmiao, the investors, etc.) obtains the rights. Also, clarify which party (e.g. credit partner, outside loan debtor, etc.) is legally obligated to re-pay off the assigned loan and if the credit partner simply provides a payment guarantee.

In response to the Staff’s comment, we have revised the prospectus to disclose the following:

“When our Creditor Partners assign Outside Loans to investors on our platform, all rights of the Creditor Partner are assigned to the investors. Borrowers under the Outside Loans remain legally obligated to pay off the assigned Outside Loans. Existing guarantors of the Outside Loan remain legally obligated to perform their obligations under the assigned loan. Neither we nor the Creditor Partner has any obligation to repay the assigned loan or provide a payment guarantee.”

Our Products and Services, page 63

29.	We note your disclosure that a penalty fee for late payments is imposed as a percentage of the amount past due. Please revise to provide additional information regarding this fee, including but not limited to:

•	Disclosing the amount charged for each period presented; and
•	Clarifying which entity retains these amounts and if you retain them, the related accounting policies, and where these amounts are presented in your financial statements.

In response to the Staff’s comment, we have revised the prospectus to disclose that we have not collected any penalty for late payment as of the date of the prospectus since there has not been any default since we acquired the Aihongsen platform.

30.	We note that you receive the following fees based upon loans facilitated on your platform:

•	A transaction fee is charged as a percentage of the loan contract for borrowers and is typically paid-up front at the time of the disbursement of proceeds;
•	A transaction fee is charged as a percentage of the loan assignment for Creditor Partners and is typically paid when assignment proceeds are disbursed but sometimes allow payment at the time the Creditor Purchaser repurchases the loan; and
•	A management fee of 8% of the interest received by investors and is paid at the time of each interest payment.

Please revise your accounting policy footnote on page F-13 and other relevant sections of your filing to disclose how you receive your fees and when you recognize revenues for services provided to borrowers, Creditor Partners, and investors.

In response to the Staff’s comment, we have revised our accounting policy on pages 71 and F-13 to disclose how we receive our fees and related revenue recognition.

Products Offered to Borrowers, page 63

31.	Revise to disclose if borrowers are allowed to offer loans longer than 3 months, and, if so, disclose what terms and interest rates ranges are allowed.

In response to the Staff’s comment, we have revised the prospectus to disclose that all loans offered on our platform have a term of 3 months or less and we currently do not allow borrowers to offer loans with a term of longer than 3 months.

Our Platform and The Transaction Process, page 64

32.	Please revise to disclose whether you permit borrowers to hold multiple loans at a time facilitated through the Company's platform.

In response to the Staff’s comment, we have revised the prospectus to disclose that, within the maximum loan amount permitted by applicable PRC regulations and the scope of our risk management policy, we allow borrowers to hold multiple loans at a time facilitated through our platform.

33.	Please clarify the schedule for collecting the interest payments, i.e, are they collected at the end of the term or are they collected periodically.

In response to the Staff’s comment, we have revised the prospectus to disclose the schedules for interest payments. For loans with a term of 30 days or shorter, borrowers repay interest and principle upon maturity. For loans with a term of longer than 30 days, borrowers pay interest on a monthly basis.

34.	Please discuss the process for obtaining collateral or other security from borrowers and the process for obtaining guarantees.

In response to the Staff’s comment, we have revised the prospectus to add the following disclosure:

“Currently, real estate and automobiles are the two types of collateral for loans facilities and assigned through our platform. As part of our risk management program, we first examine the value of the real estate to be used as collateral. We then record the collateralization with local real estate bureau if such registration is allowed by PRC real estate laws and regulations. If such registration is not feasible under applicable PRC laws and regulations, we will require the property owner reflected in the real estate registry to guarantee the loan. Automobiles are collateral for loans assigned from one of our Creditor Partners. The Creditor Partner has completed the collateralization process prior to the loan assignment. When such loans are assigned to investors on our platform, these investors will have the right of the Creditor Partner with regard to the collateral.”

Stage 2: Verification and Credit Assessment, page 65

35.	Please revise to disclose how your account for and where you present the costs related to verification and credit assessment and the decision-making processes. Please tell us the cost of these activities for all periods presented and revise your filing to provide an accounting policy footnotes for these costs.

We respectfully advise the Staff that the costs related to verification and credit assessment and decision making processes are recorded as general and administration expenses, as these expenses are minimal and are not incremental cost for the transactions. We have disclosed in the MD&A the detailed cost incurred relating to verification and credit assessment.

Stage 5: Servicing and Collections, page 66

36.	We note disclosure that in the event of default, you would commence your collection process immediately after a loan is delinquent or a Credit Partner fails to repurchase its Outside Loan. This could include working with legal counsel to initiate legal action against defaulted borrowers or selling defaulted loans to third party asset companies. Please revise here and throughout your filing as appropriate to clarify in what circumstances you would repay the investors in the event of loan defaults.

In response to the Staff’s comment, we have revised the prospectus to disclose that we are generally not involved in the collection process after a loan is delinquent or a Creditor Partner fails to repurchase its Outside Loan. Upon any of these events, the investors may sell defaulted loans to third party asset companies and the investors may also initiate legal actions. We only get involved in the legal action when a lender engages us to assist the lender a legal action initiated upon a borrower’s default.

Expand cooperation with direct selling companies, page 68

37.	Please revise to explain the current status or progress in developing relationships with direct selling companies. Also tell us whether you are substantially dependent upon any existing agreements with any direct selling companies. If so, please revise to summarize the material terms of any such agreements.

In response to the Staff’s comment, we have revised the prospectus to disclose that the only direct selling company we have agreements is Resgreen Group, although we plan to develop partnerships with other direct selling companies in the future. We currently rely on Resgreen Group to obtain new borrowers and investors. For the period from April to September 2017, 85% of our new users are members of Resgreen Group. We anticipate that our reliance on Resgreen Group will decrease as we continue to expand our borrower and investor base.

Management, page 85

38.	Please expand the business experience of Messrs. Wen and Hu to clearly cover the past five years as required by Item 401(e) of Regulation S-K.

In response to the Staff’s comment, we have revised the biographies of Messrs. Wen and Hu to cover their experience in the past five years.

Report of Independent Registered Public Accounting Firm, page F-2

39.	Please amend your filing to include the date that the audit report was signed. Refer to Rule 2- 02(a) of Regulation S-X.

We have included the dated audit report of ZH CPA LLP, our recently engaged independent registered public accounting firm.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

40.	We note disclosure on page F-20 that as a result of the disposal of your 60% equity interest in Zhongyi Yinfeng Investment Management Co., Ltd you recorded a loss of $64,968. Please explain why this loss is recorded in continuing operations in your income statement rather than discontinued operations. Please refer to ASC 205-20-45-3A and revise your filing accordingly.

In response to the Staff’s comment, we have restated the loss on disposal of a subsidiary of $64,968 to discontinued operations. Please refer to Note 3 – Restatement of Consolidated Financial Statements in the financial statements for the years ended March 31, 2017 and 2016.

Note 1. Organization and Principal Activities

VIE Agreements with Sichuan Senmiao, page F-8

41.	We note disclosure of your VIE agreements to be entered into with Sichuan Senmiao. Please revise your filing to provide the disclosures required by ASC 810-10-50-5A.

Upon the establishment of the WFOE, we believe Sichuan Senmiao, the VIE, meets all of the following characteristics: (1) it meets the definition of a business, (2) it issues voting equity interests and the reporting entity holds 100% voting interest and (3) its assets are used for operating purposes other than the settlement of the VIE’s obligations. In the case that the Company is a primary beneficiary of Sichuan Senmiao, the FASB’s permitted exception to the disclosure requirements under ASC 810-10-50-5A applies to the Company.

Note 2. Summary of Significant Accounting Policies, page F-9

42.	Please revise to disclose the nature of costs that are presented as cost of revenue.

The costs related to verification and credit assessment and decision making processes are recorded as general and administration expenses, as these expenses are minimal and are not incremental cost for the transactions. We have disclosed in the MD&A the detailed cost incurred relating to verification and credit assessment.

(1) Revenue Recognition, page F-13

43.	Please provide us an accounting analysis related to your recognition of borrower transaction fees. Please identify the accounting guidance you considered in making your determination and explain to us how you determined that all the relevant services have been rendered.

Pursuant to SAB Top13, revenue is generally realized or realizable and earned when all of the following criteria are met: 1) Persuasive evidence of an arrangement exists; 2) Delivery has occurred or services have been rendered; 3) The seller's price to the buyer is fixed or determinable; and 4) Collectability is reasonably assured.

Our charge of transaction fees on borrowers and credit partners is for the work the Company performs through its platform at the time of loan issuance. The above criteria are all met upon loan issuance, and revenue is recognized at that point.

Note 3. Acquisition of Lending Platform, page F-17

44.	We note that you have included a pro forma balance sheet as of March 31, 2017 related to Sichuan Senmiao's acquisition of their peer-to-peer platform. Since the acquisition was completed on September 25, 2016 and is already reflected in the balance sheet as of March 31, 2017, a pro forma balance sheet is not required. Therefore, please revise your filing accordingly.

In response to the Staff’s comment, we have revised the pro forma in Note 4 – Acquisition of Lending Platform in the financial statements for the years ended March 31, 2017 and 2016.

45.	Please revise to include a pro forma income statement for only the most recent fiscal year. Additionally, please revise to more clearly disclose the time period included in the "acquisition" column.

In response to the Staff’s comment, we have revised the pro forma in Note 4 – Acquisition of Lending Platform in the financial statements for the years ended March 31, 2017 and 2016.

46.	Please tell us why you are reducing the amortization of intangible assets in the "acquisition adjustments" column. Since the pro forma presentation reflects financial results as if the acquisition was completed as of the start of the period presented, it appears that a full year of amortization expense should be included.

In response to the Staff’s comment, we have revised the pro forma in Note 4 – Acquisition of Lending Platform in the financial statements for the years ended March 31, 2017 and 2016, to reflect the amortization expense of those identified intangible assets acquired based on the estimated purchase price allocation as if the acquisition was completed on April 1, 2016.

Note 13. Commitments and Contingencies, page F-25

47.	Specifically related to your disclosure on page 36 that you have not made adequate employee benefit payments and that you may be required to make up the contributions for these plans as well as to pay late fees and fines, in accordance with ASC 450-20-50, please revise to disclose:

•	the amount or range of reasonably possible losses in addition to amounts accrued, or
•	that reasonably possible losses cannot be estimated, or
•	that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

In response to the Staff’s comment, we have restated the unpaid employee benefit contribution of $34,437 in accrued expenses and other liabilities. Please refer to Note 3 – Restatement of Consolidated Financial Statements in the financial statements for the years ended March 31, 2017 and 2016.

Note 15. Subsequent Event, page F-27

48.	We note you issued 4.5 million shares of common stock for a total of $450. Please tell us how you accounted for these transactions. If you measured shares at fair value, please tell us the method used and explain the key inputs and assumptions.

The 4.5 million shares of common stock are issued to non-employees for services rendered to the Company. The Company records a debit expense and a credit additional paid-in capital for the difference between cash consideration of $450 and the fair value of the services provided. The fair value of the services was estimated by using observable price of the services those non-employees provided to other third party customers.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow, Esq. at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Xi Wen
Chairman, President and Secretary

cc:	Richard I. Anslow, Esq.
Lawrence A. Rosenbloom, Esq.